Exhibit 10.1

Dan M. Yrigoyen	June 24, 2021

Re:	Employment Agreement

Dear Dan:

On behalf of Arch Therapeutics, Inc., a Nevada corporation (the “Company”), I am pleased to confirm our offer of employment to you for the position “Vice President of Sales”, reporting to the Chief Executive Officer. This letter sets forth the terms of your employment with the Company, which will start July 12, 2021, or sooner, subject to your availability and the completion of a background check.

You will be paid a base salary of $225,000 per year, less applicable tax and other withholdings. Your base salary will be paid to you in accordance with the Company’s standard payroll practices. You will also be eligible to receive regular commission payments, paid in monthly increments based upon meeting that months’ sales objectives. Monthly commissions will be paid as follows:

-	Commission available for meeting planned sales and other established objectives (“Objectives”) will be $100,000.00, on an annualized basis, and will be distributed in payments of up to $8,333.33 per month; Objectives shall be established and agreed within the first 60 days of employment.
-	On a monthly basis, commission due shall be as follows:
o	If Objectives achieved fall below 50% of plan, no commission shall be due,
o	If Objectives achieved fall between 50% and 100% of plan, commission will be prorated as a percentage of the monthly sales target; for example, if 90% of Objectives are achieved, commission will be 90% of $8,333.33,
o	If one or two of the monthly Objectives are not achieved within a calendar quarter, yet the Objectives for the full quarter are achieved, the full commission for the three months of the quarter will be “trued up”,
o	Additional commission will be paid for Objectives achieved above plan. The terms and details of which will be determined in good faith between the parties within the first 60 days of employment.

During the first nine months of your employment, the full commission of up to $8,333.33 per month shall be paid regardless of your performance relative to the Objectives. You will be reimbursed for approved customary expenses. You will also be eligible to participate in the Company’s benefit plans made available to similarly situated employees. Benefits currently include health and dental insurance, long-term disability insurance, short-term disability insurance, and accidental death and dismemberment insurance, as well as vacation and/or paid time-off programs and policies.

Subject to the approval by the Company’s Board of Directors, you will be granted 1) 150,000 shares of restricted common stock, one-third of which will vest each on the 6-month, 12-month, and 18-month anniversary of your start date, and 2) an option to purchase 150,000 shares of the Company’s common stock under the Arch Therapeutics, Inc. 2013 Stock Incentive Plan (the “Plan”) at an exercise price equal to the fair market value of our common stock on date of grant of such option (i.e., your start date). Your option will vest in accordance with certain performance-based metrics, which will be finalized and agreed in good faith between you and the Company within the first sixty (60) days of your employment. Your option will be subject to the terms and conditions of the Plan and the standard form of stock option agreement for option grants made under the Plan, which you will be required to sign as a condition of receiving the option grant described in this paragraph.

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You represent and warrant that your employment by the Company does not conflict with, violate or breach any prior employment agreement, consulting agreement to which you are or were a party or any other obligation or duty to any prior employer or third party, including without limitation obligations of confidentiality, non-competition, or non-solicitation.

Your employment with the Company is “at will”, which means that it is for no specified term and may be terminated by you or the Company at any time, with or without cause or advance notice. Upon and after such termination, all obligations of the Company under this Agreement shall cease, except as otherwise provided in Annex A attached hereto. Your employment with the Company is contingent upon the following: (1) your completion and delivery of the Company’s Employment Application, promptly after it is provided to you; (2) the Company’s successful completion of a routine background investigation and references; (3) your signature and delivery of the Company’s Proprietary Information and Inventions Assignment Agreement and relevant Non-Competition Agreement; (4) your delivery of documents establishing your identity and right to work in the United States, and (5) approval of the Board of Directors of the Company. By signing and returning this letter, you agree to abide by all the Company’s applicable employment policies for the duration of your employment as they are presently in effect or as they may be changed in the future, and you agree that the Company may eliminate, replace or otherwise change any of those policies at its discretion.

In the event of any dispute or claim relating to or arising out of your employment relationship with the Company, this agreement, or the termination of your employment with the Company for any reason (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race, national origin, disability or other discrimination or harassment), all such disputes shall be fully, finally and exclusively resolved in a federal court in the Commonwealth of Massachusetts or in state court in the Commonwealth of Massachusetts, and each party hereto irrevocably submits to the exclusive jurisdiction and venue of any such court in any such dispute.

This letter and the other agreements referenced in this letter constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior negotiations, discussions, representations or agreements (whether written or oral) between you and the Company related to that subject matter. The provisions of this agreement regarding “at will” employment may only be modified by a document signed by you and an authorized representative of the Company.

We look forward to working with you at the Company. Please sign, date and return this letter on the spaces provided below no later than July 12, 2021 to acknowledge your acceptance of the terms of this letter.

Sincerely,
Arch Therapeutics, Inc.

By
Michael S. Abrams
Chief Financial Officer

I agree to and accept employment with Arch Therapeutics, Inc. on the terms and conditions set forth in this letter.

Date:
Dan M. Yrigoyen

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Annex A: At-Will Employment; Termination of Employment.

(a)               Severance Upon Termination By Company Other Than For Cause, By Death or By Disability. Except in situations where the employment of Executive is terminated For Cause, by Death, or by Disability (as those terms are defined below), in the event that the Company terminates Executive’s employment at any time after the thirty (30) calendar day anniversary of the Start Date and subject to paragraph (i) and Employee’s continued compliance with all surviving obligations under this Agreement, Executive shall be eligible to receive an amount equal to three (3) months of Executive’s then-current Base Salary, payable in the form of salary continuation in accordance with the Company’s regular payroll practices (“Severance”). In addition, if Executive elects to continue his group health coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA), the Company will pay Executive’s COBRA premiums for coverage until the earlier of (i) the end of the three (3) month period following the date of such termination; or (ii) the date Executive becomes covered under another employer’s health plan; provided, however, that, in the event that the Company determines, in its sole discretion, that such payments are no longer exempt from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) or may be subject to tax or penalty pursuant to Section 4980D of the Code, then the Company shall pay Executive an amount equal to each remaining COBRA premium as taxable compensation in monthly installments. Executive shall not be entitled to any Severance if Executive’s employment is terminated For Cause, by Death or by Disability or if Executive’s employment is terminated by Executive (except as provided in paragraph (f) below).

(b)              Termination By Company For Cause. For purposes of this Agreement, “For Cause” shall mean the Company’s determination that: (i) Executive commits a crime involving dishonesty, breach of trust, or physical harm to any person; (ii) Executive willfully engages in conduct that is in bad faith and materially injurious to the Company, including without limitation misappropriation of trade secrets, fraud or embezzlement; (iii) Executive commits a material breach of this Agreement or the Proprietary Information Agreement, which breach is not cured within twenty calendar days after written notice to Executive from the Company (to the extent curable); (iv) Executive willfully refuses to implement or follow a lawful policy or directive of the Company, which breach is not cured within twenty calendar days after written notice to Executive from the Company; or (v) Executive engages in misfeasance or malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally. The Company may terminate Executive’s employment For Cause at any time, without any advance notice. The Company shall pay Executive all compensation to which Executive is entitled up through the date of termination, subject to any other rights or remedies of the Company under law, and thereafter all obligations of the Company under this Agreement shall cease.

(c)               Termination By Death. Executive’s employment shall terminate automatically upon Executive’s death. The Company shall pay to Executive’s beneficiaries or estate, as appropriate, any compensation to which Executive is entitled up through the date of termination. Thereafter all obligations of the Company under this Agreement shall cease. Nothing in this paragraph shall affect any entitlement of Executive’s heirs or devisees to the benefits of any life insurance plan or other applicable benefits.

(d)              Termination By Disability. If Executive becomes eligible for the Company’s long-term disability benefits, if any, or if Executive is unable to carry out the responsibilities and functions of the position held by Executive by reason of any physical or mental impairment for more than ninety (90) consecutive days or more than one hundred and twenty (120) days in any twelve (12)-month period (“Disability”), then, to the extent permitted by law, the Company may terminate Executive’s employment. The Company shall pay to Executive all compensation to which Executive is entitled up through the date of termination, and thereafter all obligations of the Company under this Agreement shall cease. Nothing in this paragraph shall affect Executive’s rights under any disability plan in which Executive is a participant.

(e)               Termination By Executive Other Than for Good Reason. Executive may terminate employment with the Company at any time, for any reason or no reason at all, with four (4) weeks’ advance written notice of any termination by Executive other than for Good Reason (as defined below). During such notice period Executive shall continue to diligently perform all of Executive’s duties hereunder. The Company shall have the option, in its sole discretion, to make Executive’s termination effective at any time prior to the end of such notice period but not less than two (2) weeks after the date such notice is provided, in which case Executive would receive compensation only up through the effective date of termination of his employment; such accelerated resignation does not convert the Executive’s separation to a termination without Cause. Thereafter all obligations of the Company shall cease.

(f)                Severance Upon Termination By Executive for Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without Executive’s prior written consent: (i) if during the first 365 days of employment, a reduction in Executive’s then-current Base Salary, except for reductions that are comparable to reductions generally applicable to similarly-situated executives of the Company; (ii) the relocation of Executive to a facility or location that is more than seventy-five (75) miles from his primary place of employment and such relocation results in an increase in Executive’s one-way driving distance by more than seventy-five (75) miles; provided that this clause (ii) shall not constitute Good Reason if Executive is permitted to perform his duties and responsibilities hereunder remotely from or near his home for approximately two weeks or more per month; or (iii) a material and adverse change in Executive’s authority, duties, or responsibilities with the Company or a material and adverse change in Executive’s reporting relationship; in each case other than any isolated, insubstantial and inadvertent failure by the Company that is not in bad faith and is cured within thirty (30) business days after Executive gives the Company notice of such event, which must be given within ninety (90) days after the event giving rise to the claim of Good Reason occurs. Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder; provided, however, that no such event described above shall constitute Good Reason unless: (A) Executive gives notice of termination to the Company specifying the condition or event relied upon for such termination within ninety (90) days of the initial existence of such event; and (B) the Company fails to cure the condition or event constituting Good Reason within thirty (30) days following receipt of Executive’s notice of termination (the “Cure Period”). If the Company fails to remedy the condition constituting Good Reason during the applicable Cure Period, Executive’s “separation from service” (within the meaning of Section 409A of the Code) must occur, if at all, within ninety (90) days following such Cure Period in order for such termination as a result of such condition to constitute a termination for Good Reason. Upon Executive’s termination of his employment for Good Reason and subject to paragraph (i) and Employee’s continued compliance with the surviving obligations in this Agreement, Employee will be eligible to receive Severance on the same terms and conditions set forth in paragraph (a) above.

(g)               Termination Obligations

(i)                 Return of Property. Executive agrees that all property (including without limitation all equipment, tangible proprietary information, documents, records, notes, contracts and computer-generated materials) furnished to or created or prepared by Executive incident to Executive’s employment belongs to the Company and shall be promptly returned to the Company upon termination of Executive’s employment or at any time sooner upon demand.

(ii)              Resignation and Cooperation. Upon termination of Executive’s employment, Executive shall be deemed to have resigned from all offices and directorships then held with the Company. Following any termination of employment, Executive shall cooperate with the Company in the winding up of pending work on behalf of the Company and the orderly transfer of work to other employees.Executive shall also cooperate with the Company in the defense of any action brought by any third party against the Company that relates to Executive’s employment by the Company.

(h)              Release. The receipt of any payment pursuant to this Annex A shall be subject to Executive timely signing and not revoking a standard release of all claims in a form satisfactory to the Company and attached hereto as Annex C (the “Severance Release”), or as such Severance Release form may be modified from time to time. To be timely, the Severance Release must become effective and irrevocable no later than sixty (60) days following the Severance Date (the “Severance Release Deadline”). If the Severance Release does not become effective and irrevocable by the Severance Release Deadline, Executive hereby forfeits any rights to the Severance benefits described in this Annex A. In no event will any Severance benefits be paid under this Annex A until the Severance Release becomes effective and irrevocable. Subject to Annex B attached hereto, Severance benefits shall commence once the Severance Release becomes effective and irrevocable.

(i)                 Exclusive Remedy. Executive agrees that the payments and benefits contemplated by this Annex A (and any applicable acceleration of vesting of an equity-based award in accordance with the terms of such award in connection with the termination of Executive’s employment) shall constitute the exclusive and sole remedy for any termination of his employment, and Executive covenants not to assert or pursue any other remedies, at law or in equity, with respect to any termination of employment.

ANNEX B

SECTION 409A ADDENDUM

Notwithstanding anything to the contrary in the Agreement, no Severance pay or benefits to be paid or provided to Executive, if any, pursuant to the Agreement that, when considered together with any other Severance payments or separation benefits, are considered deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or otherwise provided until Executive has had a “separation from service” within the meaning of Section 409A. Similarly, no Severance payable to Executive, if any, that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until Executive has had a “separation from service” within the meaning of Section 409A. Each payment and benefit payable under the Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

Any Severance payments or benefits under the Agreement that would be considered Deferred Payments will be paid or will commence on the sixtieth (60th) day following Executive’s separation from service, or, if later, such time as required by the next paragraph.

Notwithstanding anything to the contrary in the Agreement, if Executive is a “specified Executive” within the meaning of Section 409A at the time of Executive’s termination (other than due to death), then the Deferred Payments that would otherwise have been payable within the first six (6) months following Executive’s separation from service, will be paid on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s separation from service, but in no event later than seven (7) months after the date of such separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following Executive’s separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit.

Any amount paid under the Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments. Any amount paid under the Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) will not constituted Deferred Payments. For this purpose, the “Section 409A Limit” will mean two (2) times the lesser of: (i) Executive’s annualized compensation based upon the annual rate of pay paid to him during Executive’s taxable year preceding his taxable year of his separation from service as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which Executive’s separation from service occurred.

The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the Severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to the Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

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ANNEX C

FORM OF RELEASE AGREEMENT

In connection with the termination of that certain Executive Employment Agreement, dated ______________, by and between the parties hereto (the “Employment Agreement”) and the termination of the employment relationship governed thereby, in consideration of the mutual covenants set forth herein and therein, Arch Therapeutics, Inc., a Nevada corporation (the “Company”), and _______________ (“Executive”) hereby agree to the terms and conditions set forth in this Release Agreement (this “Agreement”).

1.       Release. Executive, on his own behalf, on behalf of any entities he controls and on behalf of his descendants, dependents, heirs, executors, administrators, assigns and successors, and each of them, hereby acknowledges full and complete satisfaction of and forever and fully, generally and specifically, and separately and collectively, releases and discharges and covenants not to sue the Company, its divisions, subsidiaries, parents, affiliated companies, officers, directors, agents, stockholders, insurers, executors, attorneys, administrators, predecessors, successors, assigns, past and present, and each of them, as well as its and their assignees and successors (collectively, “Company Releasees”), from and with respect to any and all claims, agreements, obligations, demands, causes of action, costs, expenses, attorneys’ fees, damages, indemnities and liabilities of every kind and nature, at law, in equity or otherwise, known and unknown, discoverable and undiscoverable, suspected and unsuspected, disclosed and undisclosed, fixed or contingent, which Executive or his successors and assigns ever had, now has, or hereafter can, shall or may claim to have (collectively, the “Claims”), existing up to the date that the Executive signs and returns this Agreement and arising out of or in any way connected with the Employment Agreement, Executive’s employment, the termination thereof, or any other matter or thing, including any relationship with or interest in the Company, including without limiting the generality of the foregoing, any claim for severance pay, profit sharing, bonus or similar benefit, pension, retirement, life insurance, health or medical insurance or any other fringe benefit, or disability, damages, attorneys fees, or any other Claims resulting from or arising out of any act or omission by or on the part of any Company Releasees committed or omitted prior to the date of this Agreement, including, without limiting the generality of the foregoing, any claim under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, The Massachusetts Fair Employment Practices Act, M.G.L 151B or any other federal, state or local law, regulation or ordinance; provided, however, that the foregoing release does not in any way prohibit, limit or otherwise interfere with Executive’s protected rights under federal, state or local law to without notice to the Company: (i) communicate or file a charge with a government regulator; (ii) participate in an investigation or proceeding conducted by a government regulator although he waives the right to recover any financial award.

2.       Acknowledgement. This Agreement is intended to be effective as a general release of and bar to each and every Claim hereinabove specified (collectively, the “Released Claims”). Accordingly, Executive, on his own behalf, on behalf of any entities he controls and on behalf of his descendants, dependents, heirs, executors, administrators, assigns and successors, and each of them, hereby expressly acknowledges that the release set forth in Section 1 is intended to include a release of presently unknown and unsuspected claims and expressly waives any and all rights that may exist under any state or federal statute or common law principle to the contrary, and expressly acknowledges that he later may discover or sustain Claims or facts in addition to or different from those which Executive now knows or believes to exist with respect to the subject matter of this Agreement, which are unknown and unanticipated as of the date hereof or are not presently capable of being ascertained and which, if known or suspected at the time of executing this Agreement, may have materially affected its terms. Nevertheless, Executive acknowledges that this Agreement has been negotiated and agreed in light of that realization and hereby waives, as to the Released Claims, any Claims that might arise as a result of such different or additional Claims or facts.

3.       ADEA Waiver. Executive expressly acknowledges and agrees that, by entering into this Agreement, he is waiving any and all rights or claims that he may have arising under the Age Discrimination in Employment Act of 1967, as amended, which have arisen on or before the date of execution of this Agreement. Executive further expressly acknowledges, agrees and understands that:

(a) In return for this Agreement, he will receive consideration beyond that which he was already entitled to receive before entering into this Agreement;

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(b) He is hereby advised in writing by this Agreement to consult with an attorney before signing this Agreement;

(c) He was given a copy of this Agreement on [___________, 20__] and informed that he had twenty-one (21) days within which to consider the Agreement; and

(d) He was informed that he has seven (7) days following the date of execution of the Agreement in which to revoke the Agreement, and this Agreement will not become effective or enforceable until such seven (7) day revocation period has expired.

4.       Defense Against Future Suit. This Agreement may be pleaded as a full and complete defense to, and Executive hereby consents that it may be used as the basis of dismissal of, any action, suit, or proceeding based on any claims whatsoever released by this Agreement.

5.       Remedies; Waiver. In the event Executive commits a breach of any term(s) of this Agreement: (i) the damaged party, whether the Company or any of the Company Releasees, shall be entitled to recover from Executive all of the attorneys’ fees and costs incurred in bringing a successful action on such breach, and (ii) such breach shall cause automatic and immediate termination of the Employment Agreement between Executive and the Company. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. No waiver that may be given by a party hereunder will be applicable except in the specific instance for which it is given.

6.       Governing Law; Venue. This Agreement shall be governed by, and construed in accordance with the laws of the United States and the Commonwealth of Massachusetts without regard to Massachusetts principles of choice of laws applicable in such jurisdiction and, in enforcing such governing laws, any court of competent jurisdiction shall afford all relief which a Massachusetts court would afford under similar circumstances. Except for actions for injunctive or other equitable relief, which may be brought in any court of competent jurisdiction, any legal suit, action or proceeding arising out of or relating to this Agreement shall be commenced in a federal court in the Commonwealth of Massachusetts or in state court in the Commonwealth of Massachusetts, and each party hereto irrevocably submits to the exclusive jurisdiction and venue of any such court in any such suit, action or proceeding. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THEREBY OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

7.       No Transferred Claims. Each party hereto represents and warrants to the other that he or it, as applicable, has not heretofore assigned or transferred to any person not a party to this Agreement any released matter or any part or portion thereof.

8.       Miscellaneous. If any provision of this Agreement, or the application thereof to any person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, such provision shall be enforced to the fullest extent permitted by law, and the remainder of this Agreement and such provisions as applied to other persons, places, and circumstances shall remain in full force and effect. In the event that the time period or scope of any provision is declared by a court of competent jurisdiction to exceed the maximum time period or scope that such court deems enforceable, then such court shall reduce the time period or scope to the maximum time period or scope permitted by law. This Agreement may be amended only in a written instrument executed and delivered by each of the parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, successors and assigns. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and together shall be deemed to be one and the same document.

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The undersigned have read and understand the consequences of this Agreement and voluntarily sign it. The undersigned declare under penalty of perjury under the laws of the State of Massachusetts that the foregoing is true and correct.

EXECUTED this                         day of                              20    .

Executive:

[Name]

Company:

By: [Name]
Its: [Title]

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